Exhibit 99.1

Scorpio Tankers Inc. Announces an Agreement to Issue Shares in Exchange for Four MR Product Tankers under Construction, with Fixed Time Charter Contracts

MONACO--(Marketwired - September 19, 2013) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has agreed with certain unaffiliated third parties to issue shares  in exchange for the transfer  of ownership to the Company of four MR product tankers currently under construction in South Korea.  The newbuildings are expected to be delivered in the first and second quarters of 2014 and are similar to the Company’s newbuildings that are also under construction at the same shipyard.

The purchase price of the four vessels, in aggregate, is approximately $151 million.  Approximately 30% of the consideration for the vessels will consist of newly issued common shares of the Company having a valuation based on the fair market value of the shares at the time of issuance.  The new common shares will be issued to Ceres, Valero and a group of institutional investors advised by J.P. Morgan Asset Management; the remainder of the purchase price will be paid to the shipyard from cash-on-hand and bank debt.

The transaction also includes a time charter-out agreement for each of the four vessels for a fixed daily revenue amount at current market levels plus a profit sharing scheme whereby earnings in excess of the base time charter rate will be split between the Company and charterer, Valero.  The first vessel delivered will be time chartered-out for a 24 month period, and the remaining three will each be time chartered-out for 12 month periods.

The transactions will be completed by way of novation of the existing shipbuilding agreements and remain subject to final documentation.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 18 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 11 MR tankers, and one post-Panamax tanker) with an average age of 4.0 years, time charters-in 29 product tankers (eight LR2, four LR1, eight MR and nine Handymax tankers), and has contracted for 64 newbuilding vessels (29 MR, 12 LR2, and 14 Handymax ice class-1A product tankers, and 9 VLGC), one of which is expected to be delivered to the Company by October 2013, 44 within 2014 and the remaining 19 by the end of 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616